Exhibit 99.7

BRAND FRAMEWORK AGREEMENT

This BRAND FRAMEWORK AGREEMENT (the “Agreement”) has been entered into as of August 26, 2020 (the “Effective Date”) by and between SunPower Corporation (“SPWR”), a Delaware corporation, and Maxeon Solar Pte. Ltd. (“MSSG”), a Singapore corporation. SPWR and MSSG may also be referred to individually as a “Party” or collectively as “Parties.”

RECITALS

WHEREAS, SPWR and Maxeon Solar Technologies Ltd. (“SpinCo”), a Singapore corporation, have entered into that certain Separation and Distribution Agreement (the “SDA”), dated November 8, 2019; and

WHEREAS, SPWR and SpinCo have entered into that certain Omnibus Restructuring Agreement, dated July 8, 2020, and pursuant to Section 3.5 thereof grant the rights and licenses set forth herein; and

WHEREAS, in connection with the transactions contemplated by the SDA, SPWR and SpinCo have agreed to allocate ownership and use of certain Trademarks in accordance with the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement and the SDA, and other good and valuable consideration, the receipt of which is hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

1. DEFINITIONS

In this Agreement:

1.1 “Affiliate” means any corporation, association or other entity that directly or indirectly controls, is controlled by, or is under common control with the Party in question. As used in the preceding sentence, “control” and “controlled” mean with respect to a subject entity, direct or indirect beneficial ownership of more than 50% of the voting or equity interest in the entity. For the avoidance of doubt, for purposes of this Agreement SPWR (and its Affiliates) and MSSG (and its Affiliates) shall not be considered or deemed to be Affiliates of each other.

1.2 “Assigned SunPower Trademarks” has the meaning set forth in Section 2.1.

1.3 “Assigned Domain Names” means those domain names set forth in Exhibit A.

1.4 “Brand Council” has the meaning set forth in Section 4.3.

1.5 “Brand Quality Standards” has the meaning set forth in Section 4.4.

1.6 “Brand Territory” means the United States and the U.S. Territories.

1.7 “Confidential Information” means: (a) any information or materials that is designated by the Disclosing Party as confidential or proprietary at the time of disclosure; or (b) any other information or materials that should reasonably be understood to be confidential by the Receiving Party at the time of the disclosure.

1.8 “Residential and Indirect Market Segment” is defined in the Supply Agreement.

1.9 “Direct Market Segment” is defined in the Supply Agreement.

1.10 “Exclusivity Period” is defined in the Supply Agreement.

1.11 “Laws” means all applicable foreign, federal, state and local laws and binding rules and regulations.

1.12 “Licensee” has the meaning set forth in Section 8.2.

1.13 “Licensor” has the meaning set forth in Section 8.2.

1.14 “Maxeon Marks” means those Registered Trademarks set forth on Exhibit B and such Trademarks, other than Registered Trademarks, that are owned by SPWR on the Effective Date, that incorporate “MAXEON” or any derivations thereof.

1.15 “Product” means any hardware or component needed for a solar energy system installation, including but not limited to: silicon wafers, solar cells, solar panels, inverters and wiring, storage, mounting structure, monitoring systems – fixed or mobile, and product warranty.

1.16 “Registered Trademarks” means any Trademark that is the subject of an application, registration or renewal filed with, or submitted to, an appropriate governmental authority.

1.17 “Service” means any service utilizing one or more solar energy systems, including but not limited to: financing, design, installation, product monitoring services, maintenance contracts, system control, power offtake agreements, asset management services and power trading agreements.

1.18 “SunPower Marks” means those Registered Trademarks set forth on Exhibit C and such Trademarks, other than Registered Trademarks, that are owned by SPWR on the Effective Date, that incorporate “SUNPOWER” or any derivations thereof.

1.19 “Supply Agreement” means that certain Supply Agreement, by and between the Parties, of even date herewith.

1.20 “Term” has the meaning set forth in Section 9.

1.21 “Trademarks” means any and all trademarks, service marks, trade names, service names, trade dress, logos, brands and other source or business identifiers, including all goodwill associated with any of the foregoing, and any and all common law rights in and to any of the foregoing, registrations and applications for registration of any of the foregoing, all rights in and to any of the foregoing provided by international treaties or conventions, and all reissues, extensions and renewals of any of the foregoing.

1.22 “U.S. Territories” means Puerto Rico, American Samoa, Guam, the Northern Mariana Islands, and the U.S. Virgin Islands.

2. ASSIGNMENT OF TRADEMARKS AND DOMAIN NAMES

2.1 SunPower Trademarks. SPWR hereby assigns to MSSG all of SPWR’s rights, title and interest in and to the SunPower Marks existing outside of the Brand Territory (“Assigned SunPower Trademarks”), together with all of the goodwill symbolized by or associated with the Assigned SunPower Trademarks, and any and all income, royalties, damages and payments now or hereafter due and/or payable with respect thereto including, without limitation, damages and payments for past, present or future infringements, with the right to sue for, enforce and collect such damages and payments.

2.2 Maxeon Trademarks. SPWR hereby assigns to MSSG all of SPWR’s rights, title and interest in and to the Maxeon Marks, together with all of the goodwill symbolized by or associated with the Maxeon Marks, and any and all income, royalties, damages and payments now or hereafter due and/or payable with respect thereto including, without limitation, damages and payments for past, present or future infringements, with the right to sue for, enforce and collect such damages and payments.

2.3 Domain Names. SPWR hereby assigns to MSSG all of SPWR’s rights, title and interest in and to the Assigned Domain Names, together with all of the goodwill symbolized by or associated with the Assigned Domain Names.

2.4 Reservation of Rights. Except for those rights expressly assigned to MSSG pursuant to Section 2.1 and Section 2.2 and the licenses granted to MSSG pursuant to Section 3.1, SPWR shall remain the sole and exclusive owner of all right, title and interest in and to the SunPower Marks and any other Trademarks owned by SPWR on the Effective Date.

3. LICENSE TO TRADEMARKS

3.1 License to MSSG. Subject to the terms and conditions of this Agreement, SPWR hereby grants MSSG an exclusive (subject to SPWR’s rights to use the SunPower Marks set forth in Section 6.1(a) and (c)), sublicensable (solely as set forth in Section 3.5), royalty-free, fully paid-up license to use, during the Term, the SunPower Marks on Products and Services: (a) within the geographic boundaries of the U.S. Territories, (b) within the Brand Territory as authorized in writing by SPWR, and (c) within the Brand Territory to the extent such Products were manufactured by SPWR prior to the Effective Date. All goodwill related to MSSG’s and/or its Affiliates’ use of the SunPower Marks under the terms of this Agreement shall inure to the benefit of SPWR.

3.2 License to SPWR. Subject to the terms and conditions of this Agreement, MSSG hereby grants to SPWR and SPWR Affiliates, a non-exclusive, non-sublicensable, royalty-free, fully paid-up license to use, in Canada and during the Term, the Assigned SunPower Trademarks on Products and Services. All goodwill related to SPWR’s and/or its Affiliates’ use of the Assigned SunPower Trademarks under the terms of this Agreement shall inure to the benefit of MSSG.

3.3 No License to Maxeon Marks. For clarity, no license is granted by MSSG to SPWR to use the Maxeon Marks on any Products or Services. MSSG shall, in good faith, consider any reasonable request by SPWR to use the Maxeon Marks on Products and Services, provided that SPWR shall not have the right to use the Maxeon Marks until MSSG provides express permission to do so.

3.4 Non-Trademark Uses. Nothing herein shall prohibit, limit or restrict either Party from utilizing technology descriptors, including but not limited to, “Shingling”, “Interdigitated Back Contact Solar Cell”, or terms or phrases derived therefrom or analogous thereto, to accurately describe the Products and/or Services, including Products and/or Services that may be marketed or sold in connection with the Maxeon Marks, the SunPower Marks, and/or the Assigned SunPower Trademarks.

3.5 Sublicenses. MSSG may sublicense any or all of the rights licensed to MSSG pursuant to Section 3.1 solely to MSSG’s Affiliates. Any sublicenses granted to MSSG Affiliates shall be and remain subject to all of the restrictions, limitations, and obligations set forth in this Agreement.

4. RESTRICTIONS AND MAINTENANCE OF BRAND QUALITY.

4.1 Restrictions on MSSG. Without limiting any provision of this Agreement, in connection with the license granted to MSSG and its Affiliates pursuant to Section 3.1, MSSG shall not, during the Term or thereafter:

(a)

use, distribute, perform, display or otherwise exploit those SunPower Marks licensed to MSSG pursuant to Section 3.1, other than in the form provided by SPWR and otherwise in accordance with any instructions provided by SPWR in writing from time to time;

(b)	modify those SunPower Marks licensed to MSSG pursuant to Section 3.1, in any form or manner unless approved in advance in writing in each instance by SPWR;

(c)	combine the SunPower Marks licensed to MSSG pursuant to Section 3.1, with any other Trademarks; or

(d)

use those SunPower Marks licensed to MSSG pursuant to Section 3.1 in any manner that is likely to have an adverse effect on the image or reputation of SPWR, its Affiliates, their respective businesses, or any products or services of SPWR or its Affiliates.

4.2 Restrictions on SPWR. Without limiting any provision of this Agreement, in connection with the license granted to SPWR and its Affiliates pursuant to Section 3.2, SPWR and its Affiliates shall not, during the Term or thereafter:

(a)

use, distribute, perform, display or otherwise exploit Assigned SunPower Trademarks, other than in the form provided by MSSG and otherwise in accordance with any instructions provided by MSSG in writing from time to time;

(b)	modify Assigned SunPower Trademarks in any form or manner unless approved in advance in writing in each instance by MSSG;

(c)	combine the Assigned SunPower Trademarks with any other trademarks, service marks, trade names, service names, trade dress, logos and other source or business identifiers; or

(d)

use Assigned SunPower Trademarks in any manner that is likely to have an adverse effect on the image or reputation of MSSG, its Affiliates, their respective businesses, or any products or services of MSSG or its Affiliates.

4.3 Brand Council. The Parties shall establish a “Brand Council” to manage the Brand Quality Standards, coordinate on marketing, brand assets and strategy, and coordinate other matters that implicate “SUNPOWER” or any derivative thereof to promote the worldwide brand value of “SUNPOWER” and mitigate any confusing or potentially confusing uses of “SUNPOWER.” The Brand Council shall be made up of at least one representative from each Party with appropriate authority to bind such party to commercial marketing obligations relating to “SUNPOWER” mark and brand issues.

4.4 Brand Quality Standards. Notwithstanding anything to the contrary set forth herein, neither Party, nor their respective Affiliates, shall use the SunPower Marks or the Assigned SunPower Trademarks on any products or services, including without limitation the Products or Services, that do not satisfy at least the minimum brand quality standards set forth on Exhibit D (the “Brand Quality Standards”). The Brand Quality Standards may only be modified or amended by written agreement of the Parties.

4.5 Restrictions on Sale. Neither Party shall, unless approved by the Parties or the Brand Council, sell, assign, transfer, license (except on a non-exclusive, revocable, terminable basis in connection with such Party’s business operations) or otherwise dispose of any of its right, title or interest in or to any of the of the SunPower Marks or the Assigned SunPower Trademarks to a third party (other than such Party’s Affiliate).

4.6 Restrictions on Non-use. Each Party shall, unless approved by the Parties or the Brand Council, take commercially reasonable actions to avoid an event or circumstance that would be reasonably foreseen to result in a meaningful loss of rights with respect to such Party’s rights in the SunPower Marks or the Assigned SunPower Trademarks.

5. RIGHTS OF FIRST REFUSAL.

5.1 SPWR’s Right of First Refusal. MSSG shall promptly provide written notice to SPWR, if at any time MSSG intends to discontinue use of or otherwise abandon use of any of the Assigned SunPower Trademarks, the Maxeon Marks or the Assigned Domain Names. Such notice shall be considered “prompt” if provided within a reasonable amount of time prior to an event or circumstance that would be reasonably foreseen as resulting in a meaningful loss of rights in the Assigned SunPower Trademarks, Maxeon Marks, the Assigned Domain Names, or other marks used in connection with MSSG’s rights in SUNPOWER or MAXEON, which are the subject of MSSG’s or its Affiliate’s intended discontinued use or abandonment (collectively, the “SPWR Option Marks”). Within 30 days of receiving such notice (“SPWR Option Period”), SPWR may exercise an option to acquire, at no cost, all of MSSG’s right, title and interest in and to such SPWR Option Marks. SPWR shall be responsible for all costs and fees associated with transferring such SPWR Option Marks to SPWR. Upon expiration of the SPWR Option Period, MSSG and its Affiliates shall be under no obligation to SPWR with respect to abandoning the SPWR Option Marks unless SPWR has exercised its option to acquire the SPWR Option Marks.

5.2 MSSG’s Right of First Refusal. SPWR shall promptly provide written notice to MSSG if at any time SPWR intends to discontinue use of or otherwise abandon use of the SunPower Marks (other than the Assigned SunPower Trademarks). Such notice shall be considered “prompt” if provided within a reasonable amount of time prior to an event or circumstance that would be reasonably foreseen as resulting in a meaningful loss of rights in the SunPower Marks (other than the Assigned SunPower Trademarks) or other marks used in connection with SPWR’s rights in SUNPOWER, which are the subject of SPWR’s intended discontinued use or abandonment (collectively, the “SpinCo Option Marks”). Within 30 days of receiving such notice (“SpinCo Option Period”), MSSG may exercise an option to acquire, at no cost, all of SPWR’s right, title and interest in and to such SpinCo Option Marks. MSSG shall be responsible for all costs and fees associated with transferring such SpinCo Option Marks to MSSG. Upon expiration of the SpinCo Option Period, SPWR shall be under no obligation to MSSG with respect to abandoning the SpinCo Option Marks unless MSSG has exercised its option to acquire the SpinCo Option Marks.

6. BRAND EXCLUSIVITY.

6.1 Brand Exclusivity. During the period commencing on the Effective Date and ending on the third anniversary of the date on which the Exclusivity Period for both the Direct Market Segment and the Residential and Indirect Market Segment has expired or terminated, SPWR and its Affiliates shall not use the SunPower Marks or the Assigned SunPower Trademarks in connection with any solar panels that are not supplied by MSSG or its Affiliates or manufactured by SPWR or its Affiliates. For the avoidance of doubt, nothing herein shall prohibit or in any way restrict or limit SPWR and its Affiliates from: (a) using the SunPower Marks and/or the Assigned SunPower Trademarks in connection with shingled hypercell solar module products made in the Oregon factory and sold in the Brand Territory and/or in Canada, (b) selling any products or services, outside the Brand Territory and Canada, that do not display any SunPower Marks or Assigned SunPower Trademarks, following the termination or expiration of the Supply Agreement, or (c) using the SunPower Marks and/or the Assigned SunPower Trademarks in connection with solar energy systems in the Brand Territory and/or in Canada, even if those solar energy systems include solar panels, provided such solar panels do not display the SunPower Marks or the Assigned SunPower Trademarks that are otherwise excluded by this Section 6.1.

7. CONFIDENTIALITY.

7.1 Confidentiality. The Party, or another member of the SpinCo Group (with respect to MSSG) or another member of the RemainCo Group (with respect to SPWR), that receives any Confidential Information (“Receiving Party”) of the other Party, or its Affiliates, (“Disclosing Party”) shall keep all such Confidential Information confidential and shall not disclose any such Confidential Information to any third party without the prior written consent of the Disclosing Party, other than and only (a) to the Receiving Party’s representatives who have a business need-to-know such Confidential Information; or (b) and solely to the extent that Receiving Party is required by a governmental or judicial law, order, rule, regulation or permit to disclose such Confidential Information, provided that Receiving Party, to the extent permitted by Law, promptly notifies Disclosing Party of the requirements of such disclosure and cooperates fully with Disclosing Party to minimize such disclosure. The Receiving Party shall exercise at least the same degree of care to safeguard the confidentiality of the Disclosing Party’s Confidential Information as it does to safeguard its own proprietary or confidential information of equal importance, but not less than a reasonable degree of care. The Receiving Party shall ensure, by instruction, contract, or otherwise with its representatives that such representatives comply with the provisions of this Section. The Receiving Party shall promptly notify the Disclosing Party in the event that the Receiving Party learns of any unauthorized use or disclosure of such Confidential Information by it or its representatives, and shall promptly take all actions necessary to correct and prevent such use or disclosure.

7.2 Exclusions. The confidentiality obligations in this Section 7 shall not apply to any Confidential Information which: (a) is or becomes generally available to and known by the public (other than as a result of a non-permitted disclosure or other wrongful act directly or indirectly by the Receiving Party); (b) is or becomes available to the Receiving Party on a non-confidential basis from a source other than the Disclosing Party, provided that the Receiving Party has no knowledge that such source was at the time of disclosure to the Receiving Party bound by a confidentiality agreement with, or other obligation of secrecy to, the Disclosing Party which was breached by the disclosure; (c) has been or is hereafter independently acquired or developed by the Receiving Party without reference to such confidential Information and without otherwise violating any confidentiality agreement with, or other obligation of secrecy to, the Disclosing Party; or (d) was in the possession of the Receiving Party at the time of disclosure by the Disclosing Party without restriction as to confidentiality.

8. MAINTENANCE OF RIGHTS

8.1 Trademark Registration and Renewal. Neither Party has the duty or authority to register or maintain the other Party’s Trademarks with the United States Patent and Trademark Office or with any other governmental authority in any jurisdiction. Each Party retains the sole right to protect in its sole discretion its Trademarks, including deciding whether and how to file and prosecute applications to register its Trademarks, whether to abandon such applications or registrations, and whether to discontinue payment of any maintenance or renewal fees with respect to any such registrations.

8.2 Notices and Usage. Each Party, the SPWR Affiliates, and each MSSG Affiliate that receives a sublicense pursuant to Section 3.5 (each, a “Licensee”) shall, in exercising the rights and license granted to Licensee and performing its obligations hereunder, at its sole cost and expense, comply in all material respects with all Laws, including those Laws pertaining to the proper use and designation of the other Party’s (“Licensor”) Trademarks. All uses of the Licensor’s Trademarks by Licensee shall include, as applicable, designations such as “®”, “TM” or “SM” as is customary or required under Law and as may be specifically directed by Licensor in writing. Licensor shall have the right to revise the above designation requirements and to require from time to time such other legends, markings and notices as shall be reasonably necessary to protect the rights and interests of Licensor and the Licensor’s Trademarks, and, within a reasonable period after notice from Licensor thereof, Licensee shall use its commercially reasonable efforts to implement such requirements and cause, as applicable, such other legends, markings and notices to appear in connection with its uses of the Licensor’s Trademarks hereunder.

8.3 Enforcement. If Licensee becomes aware of any actual or suspected infringement or other violation by any third party of the Licensor’s Trademarks, Licensee shall promptly notify Licensor. As between the Parties, Licensor shall have the right, but not the obligation, to institute any suit or take any other action (including seeking a co-existence, settlement or other similar agreement) that Licensor deems necessary or desirable to enforce, protect or maintain the Licensor’s Trademarks, and, as between the Parties, Licensor shall be responsible for the costs and expenses incurred in connection with the foregoing. Licensee shall, as may be requested by Licensor, cooperate with Licensor’s enforcement activities, including being joined as a party in any such action or otherwise being brought into such action as a necessary party, providing access to relevant documents and other evidence, and making its employees available during business hours. Unless otherwise agreed by the Parties in writing, any damages or other amounts recovered from a third party pursuant to this Section (including as part of any settlement agreement) shall be retained by Licensor.

9. TERM AND TERMINATION

Term. This Agreement shall commence on the Effective Date and shall remain in full force and effect unless and until terminated by mutual written agreement of the Parties (“Term”).

10. REPRESENTATIONS AND WARRANTIES DISCLAIMER

10.1 DISCLAIMER. TO THE EXTENT PERMITTED BY LAW, NO PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTY AS TO ITS TRADEMARKS, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTY OF TITLE, NON-INFRINGEMENT, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, QUIET ENJOYMENT, QUIET POSSESSION, OR ANY WARRANTIES IMPLIED FROM ANY COURSE OF DEALING OR USAGE OF TRADE, AND EACH PARTY HEREBY DISCLAIMS THE SAME.

11. INDEMNIFICATION; LIMITATION OF LIABILITY

11.1 Indemnification by MSSG. MSSG shall fully indemnify and hold harmless SPWR and its Affiliates and their respective directors, officers, employees and agents (the “SPWR Indemnified Parties”) from and against any and all losses, damages, liabilities, costs (including reasonable attorneys’ fees) and expenses (collectively, “Damages”) incurred by any such SPWR Indemnified Party (a) arising out of or relating to MSSG’s or its Affiliates’ (i) use of any Trademark in accordance with the provisions of this Agreement or (ii) failure to comply with any of its obligations under this Agreement, including MSSG’s or its Affiliates’ use of any Trademark in violation of this Agreement; or (b) alleging that any SPWR Indemnified Party is responsible for any action by any SpinCo Indemnified Party (as defined in Section 11.2) by reason of such SpinCo Indemnified Party’s use of the SunPower Marks, solely to the extent such claim arises out of such use.

11.2 Indemnification by SPWR. SPWR shall fully indemnify and hold harmless MSSG and its Affiliates and their respective directors, officers, employees and agents (the “SpinCo Indemnified Parties”) from and against any and all Damages incurred by any such SpinCo Indemnified Party (a) arising out of or relating to SPWR’s or its Affiliates’ (i) use of any Trademark in accordance with the provisions of this Agreement; or (ii) failure to comply with any of its obligations under this Agreement, including SPWR’s or its Affiliates’ use of any Trademark in violation of this Agreement; or (b) alleging that any SpinCo Indemnified Party is responsible for any action by any SPWR Indemnified Party by reason of such SPWR Indemnified Party’s use of the Assigned SunPower Trademarks, solely to the extent such claim arises out of such use..

11.3 Indemnity Procedures. Any indemnified Party submitting an indemnity claim under Section 11.1 or 11.2, as applicable (“Indemnified Party”), shall: (a) promptly notify the indemnifying Party under Section 11.1 or 11.2, as applicable (“Indemnifying Party”), of such claim in writing and furnish the Indemnifying Party with a copy of each communication, notice or other action relating to the event for which indemnity is sought; provided that no failure to provide such notice pursuant to this Section shall relieve the Indemnifying Party of its indemnification obligations, except to the extent such failure materially prejudices the Indemnifying Party’s ability to defend or settle the claim; (b) give the Indemnifying Party the authority, information and assistance necessary to defend or settle such suit or proceeding in such a manner as the Indemnifying Party shall determine; and (c) give the Indemnifying Party sole control of the defense (including the right to select counsel, at the Indemnifying Party’s expense) and the sole right to compromise and settle such suit or proceeding; provided that, in the case of Sections (b) or (c), the Indemnifying Party shall not, without the written consent of the Indemnified Party, compromise or settle any suit or proceeding unless such compromise or settlement (i) is solely for monetary damages (for which the Indemnifying Party shall be responsible), (ii) does not impose injunctive or other equitable relief against the Indemnified Party and (iii) includes an unconditional release of the Indemnified Party from all liability on claims that are the subject matter of such proceeding. Notwithstanding anything in this Section 11.3, with respect to any claim covered by Section 11.1 or 11.2, as applicable, the Indemnified Party (in its capacity as such) may participate in the defense at its own expense.

12. MISCELLANEOUS

12.1 Section 365(n). (a) All rights and licenses granted under or pursuant to this Agreement are, and will otherwise be deemed to be, for purposes of Section 365(n) of the U.S. Bankruptcy Code, licenses of rights to “intellectual property” as defined under Section 101(35A) of the U.S. Bankruptcy Code and all intellectual property, proprietary information, and other materials licensed under this Agreement are, and shall be deemed to be, “embodiment(s)” of “intellectual property” for purposes of same; (b) the parties will retain and may fully exercise all of their respective rights and elections under the U.S. Bankruptcy Code; (c) the parties agree that each party, as a licensee of such rights under this Agreement, will retain and may fully exercise all of its rights and elections under the U.S. Bankruptcy Code, and that upon commencement of a bankruptcy proceeding by or against the other party as licensor under the U.S. Bankruptcy Code, each party as a licensee will be entitled to a complete duplicate of or complete access to (as the licensee-party deems appropriate), any such intellectual property and all embodiments of such intellectual property; and (d) such intellectual property and all embodiments thereof will be promptly delivered to the licensee-party (i) upon any such commencement of a bankruptcy proceeding upon written request therefor by the licensee-party, unless the licensor-party elects to continue to perform all of its obligations under this Agreement or (ii) if not delivered under (i) above, upon the rejection of this Agreement by or on behalf of the licensor-party upon written request therefor by the licensee party. The foregoing is without prejudice to any rights a licensee-party may have arising under the U.S. Bankruptcy Code or other applicable Law.

12.2 Assignment. This Agreement may not be assigned by either Party without the prior written consent of the other Party. Notwithstanding the foregoing, either Party may assign this Agreement to an Affiliate or to an acquirer or successor in interest in connection with a Change of Control of such Party without the prior written consent of the other Party, provided that such Party provides the other Party with written notice of any such assignment. “Change of Control” means the closing of (a) a merger, consolidation or similar transaction providing for the acquisition of the direct or indirect ownership of more than fifty percent (50%) of a Party’s shares or similar equity interests or voting power of the outstanding voting securities or that represents the power to direct the management and policies of such Party, or (b) the sale of all or substantially all of a Party’s assets.

12.3 Governing Law. Disputes concerning the ownership, validity or enforcement of any Trademark rights within the Brand Territory shall be governed by the laws of the United States, without regard to any other choice or conflict of law provision or rules. Disputes concerning ownership, validity, or enforcement of Trademark rights outside the Brand Territory shall be governed by the laws of Singapore, without regard to rules of conflicts of laws. The construction of this Agreement and all other disputes shall be governed by and construed and enforced in accordance with the laws of the State of California, without reference to conflicts of laws principles.

12.4 Dispute Resolution. The Parties shall seek to settle any dispute, controversy or claim relating to this Agreement through good faith negotiation. As to disputes relating to use or display of Trademarks within the Branding Territory, if within (10) days after one Party notifies the other Party of any dispute in writing, the Parties fail to resolve such dispute through good faith negotiation, a legal suit, action, or proceeding may be instituted exclusively in the federal courts of the United States or the courts of the State of California in each case located in the city of San Jose and County of Santa Clara, and each Party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action, or proceeding. As to disputes relating to use or display of Trademarks outside the Branding Territory, if within (30) days after one Party notifies the other Party of any dispute in writing, the Parties fail to resolve such dispute through good faith negotiation, such dispute shall be settled through arbitration by the Singapore International Arbitration Centre (SIAC) under its latest version of rules of arbitration in force when the arbitration is initiated. The arbitration award shall be final and binding on the Parties. The place of arbitration shall be Singapore. The arbitration proceedings shall be conducted in English by a panel of three arbitrators who are fluent in the English language. Each party shall have the authority to nominate one arbitrator in accordance with SIAC rules. Following confirmation of the two party-nominated arbitrators, they shall select a third neutral arbitrator to serve as the presiding arbitrator in accordance with SIAC rules.

12.5 Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile, PDF or other electronic transmission), all of which will be considered one and the same agreement.

Signature Page Follows

The Parties hereby execute this Agreement as of the Effective Date.

SunPower Corporation			Maxeon Solar Technologies, Ltd.

By:	/s/ Thomas H. Werner		By:	/s/ Jeffrey W. Waters
	Name:	Thomas H. Werner		Name:	Jeffrey W. Waters
	Title:	Chief Executive Officer		Title:	Chief Executive Officer